UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	July 2025

Commission File Number:	333-120120-01

KIDOZ inc.

(Translation of registrant’s name into English)

Pacific Centre:

Suite 1500, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits:

Exhibit Number	Description
Exhibit 99.1	Kidoz Unveils Kite IQ: The Proprietary AI Engine that Enables Advertisers to Accurately Connect to Customers Across Mobile Apps

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIDOZ INC.
(Registrant)

Date : July 10, 2025	By:	/s/ J. M. Williams
J. M. WILLIAMS,
CEO